UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 03, 2025

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 03 February 2025
Exhibit No. 2	Transaction in Own Shares dated 17 February 2025
Exhibit No. 3	Transaction in Own Shares dated 18 February 2025
Exhibit No. 4	Director/PDMR Shareholding dated 18 February 2025
Exhibit No. 5	Transaction in Own Shares dated 19 February 2025
Exhibit No. 6	Transaction in Own Shares dated 20 February 2025
Exhibit No. 7	Transaction in Own Shares dated 21 February 2025
Exhibit No. 8	Transaction in Own Shares dated 24 February 2025
Exhibit No. 9	Transaction in Own Shares dated 25 February 2025
Exhibit No. 10	Publication of Suppl.Prospcts dated 25 February 2025
Exhibit No. 11	Transaction in Own Shares dated 26 February 2025
Exhibit No. 12	Transaction in Own Shares dated 27 February 2025
Exhibit No. 13	Director/PDMR Shareholding dated 27 February 2025
Exhibit No. 14	Transaction in Own Shares dated 28 February 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 03, 2025

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

3 February 2025

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA's) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 January 2025, Barclays PLC's issued share capital consists of 14,421,517,527 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 14,421,517,527 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0)20 7116 2526	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 2

 17 February 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	14 February 2025
Number of ordinary shares purchased:	5,241,114
Highest price paid per share:	295.5500p
Lowest price paid per share:	291.5500p
Volume weighted average price paid per share:	293.5912p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,417,740,912 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,417,740,912 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2570X_1-2025-2-14.pdf

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 3

18 February 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	17 February 2025
Number of ordinary shares purchased:	5,100,000
Highest price paid per share:	306.0500p
Lowest price paid per share:	298.8500p
Volume weighted average price paid per share:	303.8078p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,412,681,562 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,412,681,562 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4252X_1-2025-2-17.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 10,341,114 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 298.6298p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

 Exhibit No. 4

18 February 2025

Barclays PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The following notifications under article 19.1 of the Market Abuse Regulation ('MAR') relate to transactions made on behalf of the Chairman and Non-Executive Directors in Barclays PLC ('Company') shares.

This announcement is made in accordance with article 19.3 of MAR.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Robert Berry
2	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.942	3,028
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-02-14
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Breedon
2	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.942	3,890
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-02-14
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dawn Fitzpatrick
2	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.942	3,367
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-02-14
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mary Francis
2	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.942	3,893
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-02-14
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position / status	Senior Independent Director
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.942	4,399
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-02-14
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nigel Higgins
2	Reason for the notification
a)	Position / status	Group Chairman
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.942	10,789
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-02-14
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sir John Kingman
2	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.942	2,786
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-02-14
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Marc Moses
2	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.942	2,784
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-02-14
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Brian Shea
2	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.942	3,183
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-02-14
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Julia Wilson
2	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.942	2,999
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-02-14
f)	Place of the transaction	London Stock Exchange (XLON)

Ends

For further information, please contact:

Investor Relations Marina Shchukina +44 (0) 20 7116 2526	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

 Exhibit No. 5

19 February 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	18 February 2025
Number of ordinary shares purchased:	1,986,825
Highest price paid per share:	310.3500p
Lowest price paid per share:	305.4500p
Volume weighted average price paid per share:	307.6182p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,410,729,298 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,410,729,298 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5942X_1-2025-2-18.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 12,327,939 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 300.0784p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 6

20 February 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	19 February 2025
Number of ordinary shares purchased:	1,980,000
Highest price paid per share:	312.4000p
Lowest price paid per share:	305.4500p
Volume weighted average price paid per share:	307.5721p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,408,811,013 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,408,811,013 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7717X_1-2025-2-19.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 14,307,939 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 301.1154p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 7

21 February 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	20 February 2025
Number of ordinary shares purchased:	2,871,846
Highest price paid per share:	309.3000p
Lowest price paid per share:	298.0000p
Volume weighted average price paid per share:	304.5421p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,406,016,158 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,406,016,158 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9402X_1-2025-2-20.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 17,179,785 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 301.6882p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 8

24 February 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	21 February 2025
Number of ordinary shares purchased:	5,100,000
Highest price paid per share:	306.0500p
Lowest price paid per share:	300.1000p
Volume weighted average price paid per share:	304.0956p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,400,935,834 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,400,935,834 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1042Y_1-2025-2-21.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 22,279,785 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 302.2393p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 9

25 February 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	24 February 2025
Number of ordinary shares purchased:	5,100,000
Highest price paid per share:	303.6500p
Lowest price paid per share:	295.9000p
Volume weighted average price paid per share:	300.5795p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,395,971,682 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,395,971,682 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2798Y_1-2025-2-24.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 27,379,785 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 301.9301p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 10

Publication of Prospectus Supplement

The following prospectus supplement (the "Prospectus Supplement") is available for viewing:

Prospectus Supplement dated 18 February 2025 in connection with Barclays PLC's issue of $1,500,000,000 7.625% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (the "Securities") incorporating the Prospectus dated 1 March 2024 relating to the Securities (the "Base Prospectus").

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the Prospectus Supplement, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4248Y_1-2025-2-25.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus Supplement. In accessing the Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Prospectus Supplement referred to above must be read in conjunction with the Base Prospectus.

THE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS SUPPLEMENT HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES LAWS OF ANY JURISDICTION OTHER THAN THE UNITED STATES.

Please note that the information contained in the Prospectus Supplement and the Base Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus Supplement and the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus Supplement and/or the Base Prospectus is not addressed. Prior to relying on the information contained in the Prospectus Supplement and/or the Base Prospectus you must ascertain from the Prospectus Supplement and the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

You are reminded that the Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus Supplement to any other person.

The Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Securities issued or to be issued pursuant to the Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus Supplement made available to you in electronic format and the hard copy versions available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 11

26 February 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	25 February 2025
Number of ordinary shares purchased:	2,945,000
Highest price paid per share:	304.8000p
Lowest price paid per share:	297.2000p
Volume weighted average price paid per share:	301.1434p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,393,078,955 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,393,078,955 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4436Y_1-2025-2-25.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 30,324,785 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 301.8537p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 12

27 February 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	26 February 2025
Number of ordinary shares purchased:	5,185,000
Highest price paid per share:	309.8000p
Lowest price paid per share:	301.5500p
Volume weighted average price paid per share:	304.8298p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,387,920,127 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,387,920,127 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6023Y_1-2025-2-26.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 35,509,785 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 302.2883p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 13

27 February 2025

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transaction by a person discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taylor Wright
2	Reason for the notification
a)	Position / status	Global Co-Head of Investment Banking
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.017 per Share	27,163
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-02-27
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:
Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 14

28 February 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	27 February 2025
Number of ordinary shares purchased:	2,848,500
Highest price paid per share:	302.8500p
Lowest price paid per share:	296.4000p
Volume weighted average price paid per share:	299.6579p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,385,107,275 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,385,107,275 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7924Y_1-2025-2-27.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 38,358,285 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 302.0929p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755